DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Laura K. Sirianni laura.sirianni@dlapiper.com T 919.786.2025 F 919.786.2200

Via UPS Overnight

February 13, 2014

Jennifer Gowetski, Senior Counsel

Coy Garrison, Attorney-Advisor

U.S. Securities and Exchange Commission

Div. of Corporation Finance

100 F Street NE, Mail Stop 3010CF/AD8

Washington, DC 20549

Re:	KBS Strategic Opportunity REIT II, Inc.
Registration Statement on Form S-11
File No. 333-192331

Dear Ms. Gowetski and Mr. Garrison:

On behalf of our client, KBS Strategic Opportunity REIT II, Inc. (“we,” “us” or the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, please find attached for filing with the Securities and Exchange Commission (the “SEC”) via EDGAR, a complete copy of Amendment No. 1 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 1”).

Amendment No. 1 includes revisions in response to the comment letter from the staff of the SEC’s Division of Corporation Finance (the “Staff”) to David E. Snyder, Chief Financial Officer of the Company, dated December 11, 2013 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four clean copies of Amendment No. 1 along with four additional copies marked to show changes from the Company’s initial filing on Form S-11 on November 14, 2013, together with copies of this response letter as filed with the SEC. The page numbers included in our responses refer to the clean, unmarked courtesy copies of Amendment No. 1.

General

1.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please:

•	Disclose that you are an emerging growth company;

•	Describe how and when a company may lose emerging growth company status;

•	Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

Jennifer Gowetski

Coy Garrison

U.S. Securities and Exchange Commission

February 13, 2014

•	State your election under Section 107(b) of the JOBS Act:

•	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response: We have revised the disclosure as requested, including describing the extent to which the exemptions are available to us as a Smaller Reporting Company; please see the cover page and page 17. Please note that the Company has elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: To date, we have not prepared any written communications to be used in reliance on Section 5(d) of the Securities Act nor have any research reports about us been published or distributed in reliance on Section 2(a)(3) of the Securities Act. We acknowledge, however, our obligations to provide these materials to the Staff and will supplementally provide them should any such materials be prepared.

3.

Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing. Please be aware that we

Jennifer Gowetski

Coy Garrison

U.S. Securities and Exchange Commission

February 13, 2014

will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

Response: To date, we have not prepared any sales materials for use with our public offering. We acknowledge our obligations to file supplemental sales literature prior to first use and to ensure that the sales literature sets forth a balanced presentation of the risks and rewards to investors and does not contain any material information or disclosure regarding the offering that is not derived from or disclosed in the prospectus.

4.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response: Prior to first use, we will provide the Staff with supplemental copies of any additional graphics, maps, photographs, and related captions or other artwork that we intend to use in the prospectus. As filed on November 14, 2013, the Company’s prospectus front and back cover pages and page A-1 of the Company’s Form of Subscription Agreement included the Company’s logo. This is the only graphic the Company has prepared to date. We will provide any additional graphics as they become available.

5.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.

Response: The Company understands that it is responsible for analyzing the applicability of the tender offer rules and the availability of any exemption. We have considered applicable SEC Division of Corporation Finance no-action letters. Based upon an analysis of Rule 13e-4 and Regulation 14E, the no –action letters cited above and the terms of the Company’s plan, we believe that the Company’s program is consistent with the relief granted by the Staff in the above-referenced no-action letters.

6.

We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with

Jennifer Gowetski

Coy Garrison

U.S. Securities and Exchange Commission

February 13, 2014

the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

Response: The Company understands that it is responsible for analyzing the applicability of Regulation M to its share repurchase program. We have considered the SEC’s no-action letter, Alston & Bird (dated October 22, 2007), where the Staff granted relief to non-traded REITs that purchase shares of their common stock under an established share repurchase program while engaged in a distribution if certain conditions are met. We have considered the elements of the Company’s proposed share repurchase program and believe they are consistent with the class relief granted by the Division of Market Regulation.

7.	We note your analysis on pages 16-17, on pages 33-34 in the risk factors section, and again on pages 110-113 regarding why you believe your planned investment activities will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer you response to the Division of Investment Management for further review.

Response: Because we have not yet identified any investments to acquire, we are unable at this time to provide you with a specific analysis of the availability of exemptions from registration under the Investment Company Act of 1940 that depend upon the nature of our investments and assets. To the extent that we identify and acquire investments during the registration process, we will update this response to account for such investments. More generally, however, as you note above we do include a discussion of investment limitations related to the Investment Company Act of 1940 on pages 111-113 of the prospectus that sets forth a detailed analysis of our intended investment activities and the exemptions that we expect to be available to us under Investment Company Act of 1940. For ease of reference, we have reproduced this analysis below:

Investment Limitations under the Investment Company Act of 1940

General

We intend to conduct our operations so that neither we nor any of our subsidiaries will be required to register as an investment company under the Investment Company Act. Under the relevant provisions of Section 3(a)(1) of the Investment Company Act, an investment company is any issuer that:

•	is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities (the “primarily engaged test”); or

•	is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment

Jennifer Gowetski

Coy Garrison

U.S. Securities and Exchange Commission

February 13, 2014

securities” having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (the “40% test”). “Investment securities” excludes U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) (relating to private investment companies).

We believe that we and our Operating Partnership will satisfy both tests above. With respect to the 40% test, most of the entities through which we and our Operating Partnership will own our assets will be majority-owned subsidiaries that will not themselves be investment companies and will not be relying on the exceptions from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) (relating to private investment companies).

With respect to the primarily engaged test, we and our Operating Partnership will be holding companies and do not intend to invest or trade in securities ourselves. Rather, through the majority-owned subsidiaries of our Operating Partnership, we and our Operating Partnership will be primarily engaged in the non-investment company businesses of these subsidiaries. Although the SEC staff has issued little guidance with respect to the primarily engaged test, we are not aware of any court decisions or SEC staff interpretations finding a holding company that satisfies the 40% test to nevertheless be an investment company under the primarily engaged test.

We believe that most of the subsidiaries of our Operating Partnership will be able to rely on Section 3(c)(5)(C) of the Investment Company Act for an exception from the definition of an investment company. (Any other subsidiaries of our Operating Partnership should be able to rely on the exceptions for private investment companies pursuant to Section 3(c)(1) and Section 3(c)(7) of the Investment Company Act.) As reflected in no-action letters, the SEC staff’s position on Section 3(c)(5)(C) generally requires that an issuer maintain at least 55% of its assets in “mortgages and other liens on and interests in real estate,” or qualifying assets; at least 80% of its assets in qualifying assets plus real estate-related assets; and no more than 20% of the value of its assets in other than qualifying assets and real estate-related assets, which we refer to as miscellaneous assets. To constitute a qualifying asset under this 55% requirement, a real estate interest must meet various criteria based on no-action letters.

If, however, the value of the subsidiaries of our Operating Partnership that must rely on Section 3(c)(1) or Section 3(c)(7) is greater than 40% of the value of the assets of our Operating Partnership, then we and our Operating Partnership may seek to rely on the exception from registration under Section 3(c)(6) if we and our Operating Partnership are “primarily engaged,” through majority-owned subsidiaries, in the business of purchasing or otherwise acquiring mortgages and other interests in real estate. The SEC staff has issued little interpretive guidance with respect to Section 3(c)(6); however, it is our view that we and our Operating Partnership may rely on Section 3(c)(6) if 55% of the assets of our Operating Partnership consist of, and at least 55% of the income of our Operating Partnership is derived from, majority-owned subsidiaries that rely on Section 3(c)(5)(C).

Regardless of whether we and our Operating Partnership must rely on Section 3(c)(6) to avoid registration as an investment company, we expect to limit the investments that we make,

Jennifer Gowetski

Coy Garrison

U.S. Securities and Exchange Commission

February 13, 2014

directly or indirectly, in assets that are not qualifying assets and in assets that are not real estate-related assets. We discuss below how we will treat our potential investments and our interests in the subsidiaries of our Operating Partnership that own them under the Investment Company Act.

Real Property

Pursuant to the language of the statute, we will treat an investment in real property as a qualifying asset.

Mortgage Loans

We will treat a first mortgage loan as a qualifying asset provided that the loan is fully secured, i.e., the value of the real estate securing the loan is greater than the value of the note evidencing the loan. If the loan is not fully secured, the entire value of the loan will be classified as a real estate-related asset if 55% of the fair market value of the loan is secured by real estate. We will treat mortgage loans that are junior to a mortgage owned by another lender, or second mortgages, as qualifying assets if the real property fully secures the second mortgage. All of the foregoing is consistent with positions set forth in SEC no-action letters.

Participations

A participation interest in a loan will be treated as a qualifying asset only if the interest is a participation in a mortgage loan, such as an A-Note or a B-Note, that meets the criteria recently set forth in an SEC no-action letter, that is:

•	the note is a participation interest in a mortgage loan that is fully secured by real property;

•	our subsidiary as note holder has the right to receive its proportionate share of the interest and the principal payments made on the mortgage loan by the borrower, and our subsidiary’s returns on the note are based on such payments;

•	our subsidiary invests in the note only after performing the same type of due diligence and credit underwriting procedures that it would perform if it were underwriting the underlying mortgage loan;

•	our subsidiary as note holder has approval rights in connection with any material decisions pertaining to the administration and servicing of the mortgage loan and with respect to any material modification to the mortgage loan agreements; and

•	in the event that the mortgage loan becomes non-performing, our subsidiary as note holder has effective control over the remedies relating to the enforcement of the mortgage loan, including ultimate control of the foreclosure process, by having the right to: (a) appoint the special servicer to manage the resolution of the loan; (b) advise, direct or approve the actions of the special servicer; (c) terminate the special servicer at any time without cause; (d) cure the default so that the mortgage loan is no longer non-performing; and (e) with respect to a junior note, purchase the senior note at par plus accrued interest, thereby acquiring the entire mortgage loan.

If these conditions are not met, we may treat the note as a real estate-related asset or as a miscellaneous asset depending upon applicable SEC guidance, if any, or our view as to whether the asset is similar to other SEC-designated real estate-related assets.

Jennifer Gowetski

Coy Garrison

U.S. Securities and Exchange Commission

February 13, 2014

Mezzanine Loans

We intend for a portion of our investments to consist of real estate loans secured by 100% of the equity securities of a special purpose entity that owns real estate, or tier one mezzanine loans. We will treat our tier one mezzanine loans as qualifying assets when our subsidiary’s investment in the loan meets the criteria set forth in an SEC no-action letter, that is:

•	the loan is made specifically and exclusively for the financing of real estate;

•	the loan is underwritten based on the same considerations as a second mortgage and after our subsidiary performs a hands-on analysis of the property being financed;

•	our subsidiary as lender exercises ongoing control rights over the management of the underlying property;

•	our subsidiary as lender has the right to readily cure defaults or purchase the mortgage loan in the event of a default on the mortgage loan;

•	the true measure of the collateral securing the loan is the property being financed and any incidental assets related to the ownership of the property; and

•	our subsidiary as lender has the right to foreclose on the collateral and through its ownership of the property-owning entity become the owner of the underlying property.

Convertible Mortgages

A convertible mortgage is a mortgage loan coupled with an option to purchase the underlying real estate. Although the SEC staff has not taken a position with respect to convertible mortgages, we intend to treat a convertible mortgage as two assets: a mortgage and an option. We will value the mortgage as though the option did not exist and treat it as either a qualifying asset or a real estate-related asset according to the positions set forth above. We will assign the option an independent value and treat the option as a real estate-related asset.

Other Real Estate-Related Loans

We will treat the other real estate-related loans described in this prospectus, i.e., bridge loans, wraparound mortgage loans, construction loans and loans on leasehold interests, as qualifying assets if such loans are fully secured by real estate, which is consistent with SEC staff no-action letters. With respect to construction loans, we will treat only the amount outstanding at any given time as a qualifying asset if the value of the property securing the loan at that time exceeds the outstanding loan amount plus any amounts owed on loans senior or equal in priority to our construction loan.

Residential and Commercial Mortgage-Backed Securities

We will treat a residential or commercial mortgage-backed security as a qualifying asset if the certificate represents all of the beneficial interests in a pool of mortgages, referred to as a “whole pool” certificate, which position is consistent, we believe, with SEC no-action letters relating to certificates issued or guaranteed by government-sponsored agencies. We intend to treat a partial pool certificate as a real estate-related asset pursuant to an SEC staff report.

Jennifer Gowetski

Coy Garrison

U.S. Securities and Exchange Commission

February 13, 2014

Joint Venture Interests

When measuring Section 3(c)(6) and Section 3(c)(5)(C) compliance, we will calculate asset values on an unconsolidated basis based on informal guidance from members of the SEC staff, which means that when assets are held through another 3(c)(5)(C) entity, we will treat the value of our interest in the entity as follows:

•	If we own less than a majority of the voting securities of the entity, then we will treat the value of our interest in the entity as a real estate-related asset if the entity engages in the real estate business, such as a REIT relying on Section 3(c)(5)(C), and otherwise as miscellaneous assets.

•	If we own a majority of the voting securities of the entity, then we will allocate the value of our interest in the entity among qualifying assets, real estate-related assets and miscellaneous assets in proportion to the entity’s ownership of qualifying assets, real estate-related assets and miscellaneous assets.

•	If we are the general partner or managing member of an entity, then (i) we will treat the value of our interest in the entity as in item 2 above if we are actively involved in the management and operation of the venture and our consent is required for all major decisions affecting the venture and (ii) we will treat the value of our interest in the entity as in item 1 above if we are not actively involved in the management and operation of the venture or our consent is not required for all major decisions affecting the venture.

8.	We note your disclosure beginning on page 115 regarding the market outlook. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. Please also highlight the specific portions that you are relying upon so that we can reference them easily.

Response: Please see the enclosed hard copy supplemental submission including those materials in support of the quantitative and qualitative business and industry data used in the registration statement.

Jennifer Gowetski

Coy Garrison

U.S. Securities and Exchange Commission

February 13, 2014

Cover Page of Prospectus

9.	Please confirm that your cover page will not exceed one page.

Response: We confirm that prior to finalizing and printing the prospectus the cover page will be typeset and will not exceed one page.

10.	Please revise your third bullet point risk factor to state that you are not required to ever provide liquidity.

Response: We have revised the disclosure as requested.

11.	We note that there are some restrictions on the transferability of your common stock. Please revise the fourth bullet point risk factor to include a brief statement that discloses this to investors and include a cross-reference to the page in the prospectus where a discussion of the restriction appears. Refer to Item 1(b) of Form S-11.

Response: We have revised the disclosure as requested.

What is KBS Strategic Opportunity REIT II, Inc.?, page 1

12.	Please revise to clarify the meaning of the term “opportunistic real estate” in connection with the description of your intended investment activities. We note your definition of the term on page 103.

Response: We have revised the disclosure on Page 1 by adding the following clarifying language: “We consider opportunistic real estate to be properties with significant possibilities for short-term capital appreciation, such as non-stabilized properties, properties with moderate vacancies or near-term lease rollovers, poorly managed and positioned properties, properties owned by distressed sellers and built-to-suit properties. These properties may include, but are not limited to, office, industrial and retail properties, hospitality properties and undeveloped residential lots.”

13.	We note that you intend to invest in real estate-related assets and opportunistic real estate located in the United States and Europe. Please revise to clarify the portion of your portfolio that you anticipate will be comprised of U.S. real estate-related investments and the portion that you anticipate will be comprised of European investments.

Response: We respectfully submit that disclosing a targeted allocation for U.S. real estate-related investments versus European investments could limit our ability to meet our primary investment objectives because it would limit our flexibility to make opportunistic investment decisions based on prevailing market conditions during the period in which we will be raising capital and investing the proceeds of the offering. Due to the opportunistic focus of our Company, an important element on our investment strategy is our ability to quickly adjust our investment targets to respond to changing real estate markets conditions and investment opportunities. Nevertheless, we plan to limit risks associated with geographic overconcentration by diversifying our portfolio by investment type and location.

Jennifer Gowetski

Coy Garrison

U.S. Securities and Exchange Commission

February 13, 2014

What are the fees that you will pay to the advisor . . ., page 9

14.	We note that you reimburse your advisor for organization and offering costs it incurs on your behalf. Please revise to disclose the amount of organization and offering costs it has incurred on your behalf to date.

Response: We have revised the disclosure to include the amount of organization and offering costs incurred by our advisor with respect to this public offering through December 31, 2013.

15.	We note your description of estimated fees and expenses assuming the “maximum target leverage such that our total liabilities do not exceed 60% of the cost of our tangible assets” and well as your references to “maximum target leverage” throughout the prospectus. We also note your disclosure on page 6 that the maximum leverage permitted by your charter is 75% of the cost of your tangible assets. Please revise to omit the references to “maximum target leverage” or otherwise clarify how it is different than your target leverage and explain your ability to exceed your “maximum target leverage.”

Response: We have revised the disclosure to omit references to “maximum target leverage.” In addition, we have clarified that our target leverage is 60% and the 75% leverage ratio is the limit imposed by our charter, which may be exceeded if approved by a majority of the conflicts committee.

How will you use the proceeds raised in this offering?, page 17

16.	Please revise your footnote disclosure on page 18 to clarify that the table assumes no debt financing.

Response: We have revised the disclosure as requested.

Risk Factors, page 24

17.	Please revise to include risk factor disclosure, if true, relating to your advisor’s lack of experience in investing in real estate and real estate-related investments in Europe. We note your disclosures in the Prior Performance Summary section indicating that all properties acquired by KBS REIT I, KBS REIT II, KBS Strategic Opportunity REIT, KBS Legacy Partners Apartment REIT, and KBS REIT III, were located in the United States.

Response: In response to your comment, we have added the following risk factor at page 30 of the prospectus:

We have limited experience with European investments.

Jennifer Gowetski

Coy Garrison

U.S. Securities and Exchange Commission

February 13, 2014

Neither we nor our advisor or any of its affiliates has substantial experience investing in real estate-related assets located in Europe. With respect to any investments in Europe, we will be largely dependent upon the acquisition and portfolio management performance of STAM Europe, the third party with whom our advisor has entered into a sub-advisory agreement. Although we expect to acquire real estate-related assets located in the United States, we may also acquire real estate assets located in Europe and may make or purchase mortgage, bridge, mezzanine or other loans made by a buyer located in Europe or secured by property located in Europe. We may not have the expertise necessary to maximize the return on our European investments.

Conflicts Committee, page 68

18.	We note your disclosure on page 68 that the conflicts committee discharges the board’s responsibilities relating to the compensation of your executives. We also note that you do not directly compensate your executive officers. Please revise or advise.

Response: We do not compensate our executive officers directly, and we have no current plans to do so in the future. Furthermore, neither our board of directors nor our conflicts committee, in their capacities as such, control or influence the compensation that the advisor pays to its employees who also serve as our executive officers. Accordingly, to avoid confusion, we have revised the disclosure on page 69 to remove the statement referred to in your comment above.

The Advisory Agreement, page 74

19.	We note your disclosure on page 75 that you will reimburse your advisor for amounts it pays in connection with the selection, acquisition or origination of an investment, whether or not the company ultimately acquires or originates the investment. As applicable, please include a risk factor addressing this situation. In addition, please briefly revise your disclosure to explain under what scenarios you would not acquire or originate the investment, yet still reimburse your advisor for payments made in connection with the investment.

Response: We have revised our disclosure to include the following risk factor (see page 27), which discusses the risk that we will incur acquisition expenses in connection with the pursuit of investments that we do not ultimately acquire and explains that we may be responsible for such acquisition expenses regardless of the reason a transaction is not consummated:

To the extent we incur expenses in connection with the identification, evaluation, and negotiation of potential investments that we ultimately do not acquire or originate, we will have fewer funds available for investment and your overall return may be reduced.

Our advisor follows a tightly managed process to examine all elements of our potential investments, the objective of which is to identify suitable acquisition and origination targets that meet our investment and underwriting criteria. The pursuit of investments

Jennifer Gowetski

Coy Garrison

U.S. Securities and Exchange Commission

February 13, 2014

may pose certain risks to us. We may not be able to identify acquisition or origination candidates that fit our criteria. Even if we are able to identify such candidates, we may not be able to acquire or originate them on terms satisfactory to us. Our advisor will incur expenses on our behalf and will dedicate attention and resources associated with the evaluation and negotiation of acquisition and origination opportunities, whether or not we ultimately consummate these transactions. For example, before we make any investment, our advisor may engage third parties to perform appraisals, surveys, property condition reports, environmental site assessments and other analyses with respect to a potential investment. In addition, our advisor may incur legal and other professional costs on our behalf in connection with the negotiation of potential investments. We will be responsible for reimbursing our advisor for the third party costs associated with the pursuit of an investment target, regardless of whether we ultimately acquire or originate the investment. To the extent we incur expenses in connection with the identification, evaluation, and negotiation of potential investments that we ultimately do not acquire or originate, for whatever reason, we will have fewer funds available for investment and your overall return may be reduced.

Management Compensation, page 82

20.	In future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor, break out the amounts paid pursuant to management fees, any subordinated participation and reimbursements.

Response: Once we commence paying fees to the advisor pursuant to the advisory agreement, in future filings subject to Item 402 or 404 of Regulation S-K disclosure, we will disclose the amount of fees paid to the advisor and break out the amounts paid pursuant to management fees and any subordinated participation and reimbursements.

Investments in Real Property, page 103

21.	Please expand upon your disclosure to clarify whether your charter limits or restricts the amount you may invest in investments in real property, investments in real estate-related debt securities, or investments in equity securities. We note your disclosure on page 102- 103 concerning the lack of such limitations on investments in real estate-related loans. In addition, and to the extent possible, please clarify the portion of your portfolio that you anticipate will be real estate-related loans, opportunistic real estate, real estate-related debt securities, and investments in equity securities.

Response: We have revised the disclosure to clarify that the charter does not limit investments in real property, real estate-related debt securities, or investments in equity securities other than as discussed in the sub-section titled, “Charter-Imposed Investment Limitations.” In addition, and as discussed in response to comment 13 above, we respectfully submit that disclosing a targeted allocation for investments could limit our ability to meet our primary investment objectives because it would limit our flexibility to make opportunistic investment decisions based on prevailing market conditions during the period in which we will be raising capital and investing the proceeds of the offering. Due to the opportunistic focus of our Company, an

Jennifer Gowetski

Coy Garrison

U.S. Securities and Exchange Commission

February 13, 2014

important element on our investment strategy is our ability to quickly adjust our investment targets to respond to changing real estate markets conditions and investment opportunities. We have therefore not clarified an expected portfolio allocation amongst the types of real estate investments we may make.

22.	We note your disclosure that you may invest in undeveloped residential lots. Please clarify whether you will pay your advisor any specific fees in relation to the development of such lots. We note your disclosure on page 11 that development costs, including relevant fees, are used in the calculation of the asset management fee.

Response: Under the advisory agreement, the advisor would not earn any additional fee specifically related to the development of undeveloped residential lots. As noted, however, the asset management fee will be calculated based on the cost of any subsequent development, construction or improvements to the property and including fees and expenses related thereto. We have clarified this in the prospectus; please see page 103.

Investment Decisions and Asset Management . . ., page 105

23.	We note that your advisor “has the authority to make all of the decisions regarding our investments,” subject to the direction and oversight of the conflicts committee. Please expand upon your disclosure to explain in more detail how the conflicts committee will provide such direction and oversight with regards to your advisor’s investment decisions.

Response: Our charter creates the conflicts committee, which is composed of all of our independent directors, in order to ameliorate the risks created by conflicts of interest. Under our charter, the conflicts committee is tasked with a number of responsibilities related to supervision of the advisor and potential conflicts of interests. These responsibilities are discussed in detail under the heading, “ Conflicts of Interest – Certain Conflict Resolution Measures.” In particular, annually, the conflicts committee reviews the investment policies of the Company to determine whether the policies being followed are in the best interests of the stockholders. In addition, the conflicts committee must evaluate whether the compensation paid to the advisor is reasonable in relation to the quality of services performed by the advisor. Services provided by the advisor include generating investment opportunities. In addition, the advisory agreement requires the advisor inform the conflicts committee each quarter of the investments that have been purchased by other KBS programs and investors for whom the advisor or one of its affiliates serves as an investment advisor. The advisor’s adopted investment policies and success at generating investment opportunities for the Company as well as the fair allocation of opportunities to the Company are important factors in the conflicts committee’s determination to renew or continue the arrangements with the advisor and its affiliates. We have clarified this on page 105 of the prospectus as requested.

Financing Strategy and Policies, page 107

24.	We note that you expect to finance the acquisition and origination of investments with repurchase agreements, warehouse credit facilities, and various types of

Jennifer Gowetski

Coy Garrison

U.S. Securities and Exchange Commission

February 13, 2014

securitizations. To the extent that the relevant terms of such financing lines are known, although not finalized, please provide such terms including amounts available to you, interest rates related to such revolving lines of credit, maturity dates, collateral requirements (if any), and other material terms that you believe to be beneficial.

Response: To date, we have not engaged in any financing activities. As requested, if we engage in any financing activities during the registration process we will disclose the material terms of such financing lines once known.

25.	We note your disclosure on pages 107-108 that you will provide an explanation to shareholders explaining the justification for any borrowing in excess of 75% the cost of your tangible assets. Please provide examples of when the conflicts committee might determine that such borrowing is justified.

Response: We have revised our disclosure to provide the following as examples of when the conflicts committee might determine borrowings in excess of 75% to be justified: “During the early stages of our initial public offering, and to the extent financing in excess of this limit is available on attractive terms, our conflicts committee may approve debt in excess of this limit.”

Liquidity and Capital Resources, page 115

26.	We note your disclosure that there is no limit on the organization and offering expenses that you may incur in connection with your private offering. Please expand your disclosure to state the amount of organization and offering expenses incurred to date in connection with your private offering. In addition, please disclose the number of shares of common stock sold and gross offering proceeds to date in the private offering. We note your disclosure concerning the “status of the offering” on page F-14. Please clarify whether this disclosure relates to the private offering.

Response: We have revised the disclosure as requested; please see pages 115 and F-20.

Prior Performance Summary, page 123

27.	Please cross-reference the prior performance tables. Refer to Item 8.A.1 of Industry Guide 5.

Response: We have revised the disclosure as requested; please see page 123.

28.	Please revise your disclosure to include any material adverse business developments or conditions experienced by KBS REIT II, KBS Strategic Opportunity REIT, KBS Real Estate Investment Trust III, and KBS Legacy Partners Apartment REIT, or advise.

Response: To date, the KBS-sponsored public programs noted above have not experienced material adverse business developments or conditions. Should this change, the prior performance summary disclosure will be updated as necessary.

Jennifer Gowetski

Coy Garrison

U.S. Securities and Exchange Commission

February 13, 2014

Index to Consolidated Balance Sheet and Prior Performance Tables, F-1

Consolidated Balance Sheet, page F-3

29.	Please revise to update your financial statements in accordance with Rule 8-03 of Regulation S-X.

Response: We have updated the registration statement to include unaudited interim financial statements as of and for the quarterly period ended September 30, 2013 in accordance with Rule 8-03 of Regulation S-X.

Notes to Consolidated Balance Sheet, page F-4

Note 2 – Summary of Significant Accounting Policies, page F-4

Organizational and Offering Costs, page F-11

30.	Please revise to include your accounting policy for organization and offering costs. Reference is made to paragraph 720-15-25-1 of the FASB Accounting Standards Codification and SAB Topic 5A. In addition, please disclose the amount of organizational and offering costs incurred to date. If any material amounts were incurred subsequent to the balance sheet date, this information should at a minimum be disclosed as a subsequent event.

Response: We have revised the disclosure as requested; please see page F-15 and F-20.

Appendix D

Prior Performance Tables, page P-1

Table III, page P-6

31.	Please clarify how your total distributions on a GAAP basis agrees to the information disclosed within the annual reports on Form 10-K for your public programs. For example, on page 55 of the Form 10-K for KBS Real Estate Investment Trust II, Inc. (KBS REIT II) total distributions for FY 2012 were $124 million or $0.65 distributions declared per share assuming shares were issued and outstanding each day during the periods presented. On page P-9, you’ve disclosed that KBS REIT II had total distribution on GAAP basis of $65. Please reconcile the distribution information presented.

Response: The information presented in Table III with respect to total distributions paid is calculated on a per $1,000 investment basis in accordance with the example tables provided in Industry Guide 5. Thus, for KBS REIT II, its total distributions ($124.061 million ) were divided by the weighted average shares outstanding for the period (190,787,460) to equal $0.65 distributions per share (as noted above). Then, to get to a number that is based on a $1,000 investment, $0.65 was multiplied by 100 shares (KBS REIT II’s shares were sold at $10) and the resulting number is $65, which is presented in Table III.

Jennifer Gowetski

Coy Garrison

U.S. Securities and Exchange Commission

February 13, 2014

Item 36. Financial Statements and Exhibits, page II-2

32.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed as EDGAR correspondence.

Response: We acknowledge the Staff’s comment and will file all required exhibits as promptly as possible. We are supplementally filing draft opinions herewith as EDGAR correspondence. Please see Exhibit A.

33.	We note that the exhibit list includes “form of” agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement. Please be advised that to the extent you are unable to file final and executed forms as exhibits, they may not be subsequently incorporated by reference.

Response: We expect that any agreements that are final and executed prior to effectiveness will be filed as exhibits to the registration statement. This should include all agreements except the dealer manager agreement (which will be executed upon effectiveness). To the extent any agreements are not final and executed prior to effectiveness, we will file these agreements as exhibits to our next periodic report or earlier as required under Item 601 of Regulation S-K. We acknowledge that any exhibits which are not final and executed may not be subsequently incorporated by reference.

Jennifer Gowetski

Coy Garrison

U.S. Securities and Exchange Commission

February 13, 2014

I would be happy to provide any additional information that might assist you in connection with this matter. Please feel free to contact me by email at laura.sirianni@dlapiper.com or by phone at (919) 786-2025 with any questions or additional comments.

Very truly yours,

DLA PIPER LLP (US)

/s/ Laura K. Sirianni

Laura K. Sirianni

EXHIBIT A

Form of Legal and Tax Opinions

Exhibit 5.1

DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com T 919.786.2000 F 919.786.2200

                , 2014

Board of Directors

KBS Strategic Opportunity REIT II, Inc.

620 Newport Center Drive, Suite 1300

Newport Beach, CA 92660

Re: Registration Statement on Form S-11

Ladies and Gentlemen:

We serve as counsel to KBS Strategic Opportunity REIT II, Inc., a Maryland corporation (the “Company”), in connection with the registration under the Securities Act of 1933, as amended (the “Act”), of the sale and issuance by the Company of up to 180,000,000 shares (the “Shares”) of common stock, $0.01 par value per share, of the Company (“Common Stock”), pursuant to the Registration Statement on Form S-11 (No. 333-192331) (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”). This opinion letter is being provided at your request in connection with the filing of the Registration Statement.

In connection with our representation of the Company, and as a basis for the opinions hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (collectively, the “Documents”):

1. The Registration Statement and the related form of prospectus included therein in the form in which it was transmitted to the Commission under the Act;

2. The Company’s Articles of Amendment and Restatement (the “Charter”), obtained as of a recent date from the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3. The Bylaws of the Company, certified as of the date hereof by an officer of the Company;

4. Resolutions adopted by the Board of Directors of the Company, relating to the registration, sale and issuance of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

                    , 2014

Page Two

5. A certificate of the SDAT as to the good standing of the Company, dated as of a recent date; and

6. A certificate executed by David E. Snyder, Chief Financial Officer, Treasurer and Secretary, dated as of the date hereof.

In expressing the opinions set forth below, we have assumed the following:

1. Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2. Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding.

4. All Documents submitted to us as originals are authentic. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all such Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All statements and information contained in the Documents are true and complete. There has been no oral or written modification or amendment to the Documents, or waiver of any provision of the Documents, by action or omission of the parties or otherwise.

5. The final versions of all Documents reviewed by us in draft form will conform to such drafts in all respects material to the opinions expressed herein.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1. The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2. The Shares have been duly authorized and, upon delivery of the Shares in the manner contemplated by the Resolutions, the Charter and the Registration Statement, will be validly issued, fully paid and nonassessable.

The foregoing opinions are limited to the substantive laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to

                    , 2014

Page Three

compliance with the securities (or “blue sky”) laws of the State of Maryland. The opinions expressed herein are subject to the effect of judicial decisions that may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

We assume no obligation to supplement this opinion letter if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinions expressed herein after the date hereof.

This opinion letter is being furnished to you for submission to the Commission as an exhibit to the Registration Statement.

We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement and to the use of the name of our firm therein under the heading “Legal Matters.” In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Act.

Very truly yours,

Exhibit 8.1

DLA Piper LLP (US) 203 North LaSalle Street, Suite 1900 Chicago, Illinois 60601-1293 T 312.368.4000 F 312.236.7516 W www.dlapiper.com

                , 2014

Board of Directors

KBS Strategic Opportunity REIT II, Inc.

620 Newport Center Drive, Suite 1300

Newport Beach, CA 92660

Re: Tax Opinion for REIT Status and Registration Statement on Form S-11/A (SEC File No. 333-192331)

Ladies and Gentlemen:

We have acted as counsel to KBS Strategic Opportunity REIT II, Inc., a Maryland corporation (the “Company”), in connection with the filing of the above-referenced Registration Statement (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”) relating to the proposed offering of up to 180,000,000 shares of common stock, $0.01 par value per share. This opinion letter is furnished at the request of the Company so that the Registration Statement may fulfill the requirements of Item 601(b)(8) of Regulation S-K, 17 C.F.R. ss. 229.601(b)(8).

In connection with rendering the opinions expressed below, we have examined originals (or copies identified to our satisfaction as true copies of the originals) of the following documents (collectively, the “Reviewed Documents”):

(1)	the Registration Statement;

(2)	the Company’s Articles of Amendment and Restatement, as filed as an exhibit to the Registration Statement (the “Charter”);

(3)	the Company’s bylaws, as filed as an exhibit to the Registration Statement (the “Bylaws”);

(4)	the Limited Partnership Agreement of KBS Strategic Opportunity Limited Partnership II, LP (the “Operating Partnership” and the agreement, the “Operating Partnership Agreement”); and

(5)	such other documents as may have been presented to us by the Company from time to time.

In addition, we have relied upon the factual representations contained in the Company’s certificate, dated as of the date hereof (the “Officer’s Certificate”), executed by a duly appointed officer of the Company, setting forth certain representations relating to the organization and proposed operation of the Company, the Operating Partnership, and their respective subsidiaries.

For purposes of our opinions, we have not made an independent investigation of the facts set forth in the documents we reviewed. We consequently have assumed that the information presented in such documents or otherwise furnished to us accurately and completely describes all material facts relevant to our opinions. No facts have come to our attention, however, that would cause us to question the accuracy and completeness of such facts or documents in a material way. Any representation or statement in any document upon which we rely that is made “to the best of our knowledge” or otherwise similarly qualified is assumed to be correct. Any alteration of such facts may adversely affect our opinions.

In our review, we have assumed, with your consent, that all of the representations and statements of a factual nature set forth in the documents we reviewed are true and correct, and all of the obligations imposed by any such documents on the parties thereto have been and will be performed or satisfied in accordance with their terms. We have also, with respect to documents we did not prepare ourselves (or did not supervise the execution of), assumed the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made.

The opinions set forth in this letter are based on relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder by the United States Department of the Treasury (“Regulations”) (including proposed and temporary Regulations), and interpretations of the foregoing as expressed in court decisions, the legislative history, and existing administrative rulings and practices of the Internal Revenue Service (“IRS”) (including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling), all as of the date hereof.

In rendering these opinions, we have assumed that the transactions contemplated by the Reviewed Documents will be consummated in accordance with the terms and provisions of such documents, and that such documents accurately reflect the material facts of such transactions. In addition, the opinions are based on the assumption that the Company, the Operating Partnership and their respective subsidiaries (if any), will each be operated in the manner described in the Charter, the Bylaws, the Operating Partnership Agreement, and the other organizational documents of each of such entities and their subsidiaries, as the case may be, and all terms and provisions of such agreements and documents will be complied with by all parties thereto.

It should be noted that statutes, regulations, judicial decisions, and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change that is made after the date hereof in any of the foregoing bases for our opinions could affect our conclusions. Furthermore, if the facts vary from those relied upon (including any representations, warranties, covenants or assumptions upon which we have relied are inaccurate, incomplete, breached or ineffective), our opinions contained herein could be inapplicable. Moreover, the qualification and taxation of the Company as a real estate investment trust under Sections 856 through 860 of the Code (a “REIT”) depends upon its ability to meet, through actual annual operating results, distribution levels and diversity of share ownership and the various qualification tests imposed under the Code, the results of which will not be reviewed by the undersigned. Accordingly, no assurance can be given that the actual results of the operations of the Company for any one taxable year will satisfy such requirements.

Based upon and subject to the foregoing, we are of the opinion that:

1.	The Company will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code beginning with the Company’s taxable year ending December 31, 2014, and the Company’s proposed method of operations will enable it to meet the requirements for qualification and taxation as a REIT beginning with the Company’s taxable year ending December 31, 2014, and

2.	The discussion in the Registration Statement, under the heading “Federal Income Tax Considerations,” to the extent that it constitutes matters of federal income tax law or legal conclusions relating thereto, is correct in all material respects.

The foregoing opinions are limited to the matters specifically discussed herein, which are the only matters to which you have requested our opinions. Other than as expressly stated above, we express no opinion on any issue relating to the Company or the Operating Partnership, or to any investment therein.

For a discussion relating the law to the facts and the legal analysis underlying the opinions set forth in this letter, we incorporate by reference the discussions of federal income tax issues, which we assisted in preparing, in the discussion in the Registration Statement under the heading “Federal Income Tax Considerations.” We assume no obligation to advise you of any changes in the foregoing subsequent to the date of this opinion letter, and we are not undertaking to update the opinion letter from time to time. You should be aware that an opinion of counsel represents only counsel’s best legal judgment, and has no binding effect or official status of any kind, and that no assurance can be given that contrary positions may not be taken by the IRS or that a court considering the issues would not hold otherwise.

We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement under the Securities Act of 1933, as amended (the “Act”) pursuant to Item 601(b)(8) of Regulation S-K, 17 C.F.R ss. 229.601(b)(8), and to the references to DLA Piper LLP (US) contained in the Registration Statement. In giving this consent, we do not admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the SEC thereunder.

Very truly yours,

DLA Piper LLP (US)